Exhibit 99.1

Steakholder Foods Accelerates U.S. Market Entry of Perfecta™ Premium Plant-Based Meat

Ness Ziona, Israel, July 06, 2026 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a global leader in 3D-printing technology for production of whole cuts of plant-based meat, today announced a key step in bringing its Perfecta™ Premium Plant-Based Meat to more consumers across the United States, with expanded retail distribution through KeHE Distributors, one of the largest natural and specialty food nationwide distributors in the United States.

The announcement supports the upcoming launch of Perfecta (www.perfectafoods.com), a new line of plant-based meats developed to deliver a more complete and satisfying eating experience. Perfecta has revolutionized plant-based meat by combining culinary excellence with innovation, resulting in a range of mouthwateringly delicious offerings, including whole cuts of plant-based steaks and chicken, juicy burgers, and fish patties.

Perfecta introduces a range of products that are crafted to satisfy every craving without compromise, with whole-cut formats including Plant-Based Marbled Steak, Plant-Based Filet Mignon and Plant-Based Chicken Breast, all with a mouthwatering tender, fibrous texture that closely resembles meat and the juiciness and marbling-like characteristics that enhance flavor. Other formats available include Plant-Based Fish Patties and Burgers, making it easier for consumers to discover and incorporate plant-based options into their routines, whether for a weeknight meal or a shared gathering.

“Overcoming the consumer barriers of texture and taste has made Perfecta a real game changer in the plant-based meat category. Perfecta is aiming to become a significant player in the alternative protein industry,” said Arik Kaufman, CEO of Steakholder Foods.

The initial rollout is expected to begin in the Northeastern United States, which will mark the first step in a targeted U.S. rollout, with a structured roadmap for rapid expansion to additional regions throughout Q3 and Q4 2026.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

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